HUMAN CLOTHING COMPANY

FINANCIAL STATEMENTS

FROM INCEPTION (JANUARY 5, 2022) TO
YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Human Clothing Company
Dover, Delaware

We have reviewed the accompanying financial statements of Human Clothing Company (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (January 5, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 17, 2024
Los Angeles, California

HUMAN CLOTHING COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	48,744
Acccount receivables, net		189,453
Total current assets		**238,197**
Total assets	**$**	**238,197**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	2,425
Other Current Liabilities		10,733
Total current liabilities		**13,158**
Simple Agreement for Future Equity (SAFEs)		318,328
Cost of Financing		(17,630)
Total liabilities		**313,856**
STOCKHOLDERS EQUITY		
Common stock, $0.00001 par value; 5,000,000 share authorized;		8
Additional Paid in Capital		24,993
Retained earnings/(Accumulated Deficit)		(100,659)
Total stockholders' equity		**(75,659)**
Total liabilities and stockholders' equity	**$**	**238,197**

See accompanying notes to financial statements.

HUMAN CLOTHING COMPANY

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (January 5, 2022)		**December 31, 2022**
(USD $ in Dollars)		
Net revenue	$	348,391
Cost of goods sold		160,354
Gross profit		188,037
Operating expenses		
Selling, general, and administrative expenses		264,361
Total operating expenses		264,361
Operating income/(loss)		(76,324)
Interest expense		-
Other Loss/(Income)		24,335
Income/(Loss) before provision for income taxes		(100,659)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(100,659)**

See accompanying notes to financial statements.

HUMAN CLOTHING COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date January 5, 2022	-				
Issuance of Common Stock	750,000	$ 8	$ 24,993		$ 25,000
Net income/(loss)	-	-		$ (100,659)	(100,659)
Balance—December 31, 2022	**750,000**	**$ 8**	**$ 24,993**	**$ (100,659)**	**$ (75,659)**

See accompanying notes to financial statements.

HUMAN CLOTHING COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (January 5, 2022)		December 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(100,659)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Account receivables, net		(189,453)
Credit Cards		2,425
Other Current Liabilities		10,733
Net cash provided/(used) by operating activities		**(276,953)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of Common Stock		25,000
Proceeds from issuance of Convertible Notes		300,697
Net cash provided/(used) by financing activities		**325,697**
Change in cash		48,744
Cash—beginning of year		-
Cash—end of year	**$**	**48,744**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Human Clothing Company (DBA "Slø") was incorporated on January 5, 2022 in the state of Delaware. The financial statements of Human Clothing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

Slø is a sustainable clothing company specializing in green denim, backed by the world's most advanced fashion technology for a one-of-a-kind fit. Product information is available at https://www.slo.is/.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the operations of the Company for the year ended December 31, 2022. These financials statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains funds on deposit at several banks, which at times may exceed federally insured limits in the United States of America in which the Company maintains cash and cash equivalent balances. The Company has not experienced any losses on such deposits. The first $250,000 of interest-bearing deposit accounts in each bank in the United States of America is insured by an agency of the government of the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company regularly reviews its allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There was no allowance recorded as of December 31, 2022.

Income Taxes

Human Clothing Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company recognizes sales revenue at the time of the online sale through its Shopify-powered online sales channel.

Cost of sales

Costs of goods sold include materials costs, shipping costs, order processing and fulfillment costs.

Advertising and Promotion

Advertising costs are expensed either as incurred or on the first date the advertising takes place. For the year ended December 31, 2022 the Company did not incur any direct placement advertising expenses but did record a total of $34,897 in marketing and promotional gift costs.

Fair Value of Financial Instruments

The Company's financial instruments such as cash equivalents, accounts receivable, and accounts payable are of short-term duration. The carrying value, therefore, approximates fair value. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible.

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, a three-tier fair value hierarchy distinguishes between observable and unobservable inputs.

The three-tier fair value hierarchy includes: Level 1, defined as quoted prices in active markets; Level 2, defined as observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3, defined as unobservable inputs about which little or no market data exist, therefore requiring an entity to develop its own assumptions.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 17, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. ASU 2016-13 is effective for annual reporting period beginning after December 15, 2022 for nonpublic entities. The Company does not expect the adoption of ASU 2016-13 to have a material effect on its financial statements. The Company early adopted this pronouncement.

The Company adopted (ASC) Topic 842, Leases on January 1, 2022 using a modified retrospective transition approach as of the effective date as permitted by the amendments in Accounting Standards Update (ASU) 2018-11, Leases (Topic 842): Targeted Improvements. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before January 1, 2022. The Company has elected to adopt the package of transition practical expedients and, therefore, has not reassessed (1) whether existing or expired contracts contain a lease, (2) lease classification for existing or expired leases or (3) the accounting for initial direct costs that were previously capitalized. The adoption of Topic 842 did not have a material effect on the Company's financial statements and no leases were required to be recorded on the balance sheet.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022
Sales Tax Payable	10,733
Total Other Current Liabilities	**$ 10,733**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting rights

Holders of preferred stock are generally entitled to vote with the holders of common stock as a single class and on an as-converted basis.

(a) Issuance of Equity

On January 15, 2022, the Company issued 750,000 shares of common stock in exchange for $25,000 cash.

Effective November 10, 2023, the Company issued 7,250,000 shares of common stock to the Company's founders with a four-year vesting schedule that began effective in 2022.

(b) Stock Compensation Plan

In September 2023, the Company adopted the 2023 Equity Incentive Plan ("the Plan") pursuant to which the Company's board of directors may grant incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units to employees. To date, the Company has only granted stock options settleable in shares. The Plan authorizes grants to purchase approximately 1 million shares of authorized but unissued common stock. Stock options cannot be granted with an exercise price less than the stock's fair value at the date of grant. All awards have 10-year terms and vest over a period of two or four years depending on the grant.

5.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022
Safes I - III	$ 98,500	Fiscal Year 2022	$ 3,325,000	95%	$ 98,500
Safe IV	$ 195,341	Fiscal Year 2022	$ 3,500,000	95%	$ 195,341
Adjustment to Fair Value					$ 24,487
Total SAFE(s)	**$ 293,841**				**$ 318,328**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, consists of the following:

As of Year Ended December 31,	2022
Net Operating Loss	$ (5,415)
Valuation Allowance	5,415
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 are as follows:

As of Year Ended December 31,		2022
Net Operating Loss	$	(5,415)
Valuation Allowance		5,415
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $18,232, and the Company had state net operating loss ("NOL") carryforwards of approximately $18,232. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through January 17, 2024, which is the date the financial statements were available to be issued.

Effective November 10, 2023, the Company issued 7,250,000 shares of common stock to the Company's founders with a four-year vesting schedule that began effective in 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.